EXHIBIT 12.1 - Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends - CorEnergy Infrastructure Trust, Inc.

	For the Nine Months Ended September 30,	For the Years Ended December 31,			For the Years Ended November 30,	One-Month Transition Period Ended December 31,
	2016	2015	2014	2013	2012	2012

Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$20,346,099	$11,782,422	$6,973,693	$2,967,257	$19,857,050	$(515,658)
Fixed charges(1)	$10,987,677	$9,781,184	$3,675,122	$3,288,378	$81,123	$416,137
Amortization of capitalized interest	$—	$—	$—	$—	$—	$—
Distributed income of equity investees	$867,265	$1,270,754	$1,836,783	$584,814	$(279,395)	$2,325
Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	$—	$—	$—	$—	$—	$—
Subtract:
Interest capitalized	$—	$—	$—	$—	$—	$—
Preference security dividend requirements of consolidated subsidiaries	$—	$—	$—	$—	$—	$—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	$—	$—	$—	$—	$—	$—
Earnings	32,201,041	22,834,360	12,485,598	6,840,449	19,658,778	(97,196)

Combined Fixed Charges and Preference Dividends:
Fixed charges(1)	$10,987,677	$9,781,184	$3,675,122	$3,288,378	$81,123	$416,137
Preferred security dividend(2)	3,111,327	3,848,828	—	—	—	—
Combined fixed charges and preference dividends	14,099,004	13,630,012	3,675,122	3,288,378	81,123	416,137

Ratio of earnings to fixed charges	2.93	2.33	3.40	2.08	242.70	(0.23)
Ratio of earnings to combined fixed charges and preference dividends	2.28	1.68	3.40	2.08	242.70	(0.23)

Combined Fixed Charges Deficiency						(513,333)

(1)	Fixed charges consist of interest expense, as defined under U.S. generally accepted accounting principles, on all indebtedness
(2)    In the current year column, his line represents the amount of preferred stock dividends accumulated as of September 30, 2016.